SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

THE HOWARD HUGHES CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44267D107

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephen Fraidin, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44267D107	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,484,684(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,484,684
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,484,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(2)
14	TYPE OF REPORTING PERSON IA

(1)	Includes Series A-2 warrants (“Warrants”) currently exercisable for 1,916,667 shares of common stock par value $0.01 per share (“Common Shares”) of The Howard Hughes Corporation (the “Issuer”).
(2)	This calculation is based on 39,498,912 Common Shares outstanding as reported in the Issuer’s 8-K filed on November 16, 2012 and 1,916,667 Common Shares issuable upon exercise of the Warrants.

CUSIP NO. 44267D107	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,484,684(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,484,684
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,484,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(4)
14	TYPE OF REPORTING PERSON OO

(3)	Includes Warrants currently exercisable for 1,916,667 Common Shares.
(4)	This calculation is based on 39,498,912 Common Shares outstanding as reported in the Issuer’s 8-K filed on November 16, 2012 and 1,916,667 Common Shares issuable upon exercise of the Warrants.

CUSIP NO. 44267D107	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,429,987(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,429,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,429,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(5)	Includes Warrants currently exercisable for 670,250 Common Shares.
(6)	This calculation is based on 39,498,912 Common Shares outstanding as reported in the Issuer’s 8-K filed on November 16, 2012 and 670,250 Common Shares issuable upon exercise of the Warrants.

CUSIP NO. 44267D107	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,484,684(7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,484,684
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,484,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(8)
14	TYPE OF REPORTING PERSON IN

(7)	Includes Warrants currently exercisable for 1,916,667 Common Shares.
(8)	This calculation is based on 39,498,912 Common Shares outstanding as reported in the Issuer’s 8-K filed on November 16, 2012 and 1,916,667 Common Shares issuable upon exercise of the Warrants.

CUSIP NO. 44267D107	SCHEDULE 13D	Page 6 of 10

CUSIP NO. 44267D107	SCHEDULE 13D	Page 7 of 10

ITEM 1. SECURITY AND ISSUER

This amendment No. 1 to Schedule 13D (this “13D Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed on November 19, 2010 (the Original Schedule 13D as amended and supplemented by this 13D Amendment No. 1, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), PS Management GP, LLC, a Delaware limited liability company (“PS Management”), Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of The Howard Hughes Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 13355 Noel Road, 22nd Floor, Dallas, Texas 75240.

Capitalized terms not defined in this 13D Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

In connection with the formation and capitalization of Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”), a new fund advised by Pershing Square, the transactions set forth on Exhibit 99.8, which is incorporated by reference herein, were consummated.

As of January 3, 2013, the Reporting Persons beneficially owned an aggregate of 3,568,017 Common Shares (the “Subject Shares”) as well as currently exercisable Series A-2 warrants (the “Warrants”) to purchase an additional 1,916,667 Common Shares, representing approximately 13.2% of the Issuer’s outstanding Common Shares. The Reporting Persons also have additional economic exposure to approximately 5,399,839 notional Common Shares under certain cash-settled total return swaps, bringing their total aggregate economic exposure to 10,884,523 Common Shares (approximately 26.3% of the outstanding Common Shares).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

References to the “Pershing Square Funds” in this Schedule 13D shall hereinafter also include reference to PSH.

In connection with the formation and capitalization of PSH, the transactions set forth on Exhibit 99.8, which is incorporated into this Item 3 by reference as if restated in full, were consummated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a), (b) Based upon the Issuer’s 8-K, there were 39,498,912 Common Shares outstanding as of November 16, 2012. Based on the foregoing, the Subject Shares and Warrants represent approximately 13.2% of the Common Shares issued and outstanding as of such date and 1,916,667 Common Shares issuable upon exercise of the Warrants.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c)

Exhibit 99.8, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares, Warrants and Swaps that were effected during the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds.

CUSIP NO. 44267D107	SCHEDULE 13D	Page 8 of 10

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Certain of the swaps entered into on or about November 9, 2010 and June 5, 2012, by certain of the Reporting Persons for the benefit of certain Pershing Square Funds as previously disclosed by the Reporting Persons were either wholly or partially terminated as of December 31, 2012 in connection with the formation and capitalization of PSH.

On December 31, 2012, in connection with the formation and capitalization of PSH, certain of the Reporting Persons entered into swaps for the benefit of certain Pershing Square Funds. Under the terms of the swaps, (i) the relevant Pershing Square Funds will be obligated to pay to the bank counterparty any negative price performance of the 5,399,839 notional number of Common Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the bank counterparty will be obligated to pay the relevant Pershing Square Funds any positive price performance of the 5,399,839 notional number Common Shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the bank counterparty on such notional number of Common Shares during the term of the swaps will be paid to the relevant Pershing Square Funds. All balances will be settled in cash. The Pershing Square Funds’ counterparties for the swaps include entities related to UBS, Societe Generale, Morgan Stanley and Citibank. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in the swap contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.8	Trading Data

CUSIP NO. 44267D107	SCHEDULE 13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2013

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement*

Exhibit 99.2	Amended and Restated Stock Purchase Agreement, effective as of March 31, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and GGP*

Exhibit 99.3	Registration Rights Agreement, dated November 9, 2010, among Pershing Square, on behalf of the Pershing Square Funds, Blackstone, and Issuer*

Exhibit 99.4	Standstill Agreement, dated November 9, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and Issuer*

Exhibit 99.5	Shareholder Letter Agreement, dated November 9, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and Issuer*

Exhibit 99.6	Warrant Agreement, dated November 9, 2010, between Issuer and Mellon*

Exhibit 99.7	Trading Data*

Exhibit 99.8	Trading Data

*	Previously Filed